EXHIBIT (C)(5)
Morgan Stan ley PRELIMINARY DRAFT Project Hudson: — Discussion Materials —
January 16, 2007 lehman brothers Morgan Stanley Y36230-140

Cable-Only Valuation Matrix PRELIMINARY DRAFT —— — HBHi Hll Cable-Only Valuation Multiples < 1 > } tO the Closing price Of Management Plan Wall Street —— — Cablevision’s stock on share ev/ebitda ev/ufcf < 2 > ev/ebitda EV/UFCF’ 2 ’ EV/Sub EV/RGU —— — October 6 2006 Price 2007 2008 2007 2008 2007 2008
110 . . . $1,851 $2,070 $1,305 $1,558 $1,753 $1,907 previous $27 per share $27.00 7.6x e.sx 10.7 x q.ox s.ox ?.3x offer 2007 2008 LTM LTM , , ff • i,,, $28.39 7.8 x 7.0 x 11.0 x 9.2 x 8.2 x $1,089 $1,290 3,111 8,546 7.6 x 12.8 x 10.8 x $4,496 $1,637 13.2 x
· Improved offer is a 24% premium to the 52-week $2900 79x 71x 112x 94x 83x 11.2 x $4,631 $1,686 13.4 x 77x 11.3 x ($4,69n $1,708 —
uctober b lh otter 1 $30.00 s.ox 7.2x n.4x 9.6x s.sx 7.8x 13.7 x 11.6 x $4,789 $1,743 —— —
· Stock closed at $28.39 on —
1/1 2/07, down 4%, while $3LO ° 8 ‘ 2x 7 ‘ 3x 1L7x 9 ‘ 8x 8 ‘ 7x 8 ‘ 0x Comcast was up -2.6% and S~~ r $32.00 8.4 x 7.5 x 11.9 x 10.0 x 8.8 x / 8.1 x \ 14.2 x /12.0:\ $4,984 the S&P 500 was up 0.5% $1,814
J $33.00 8.Sx 7.6x 12.1 x 10.1 x 9.0x \ 8.3x J 14.5 x V 12.3 x/ $5,081 $1,850
1-Day 30-Day 52-Week 52-Week $34Q() 8?x ?gx u w / \ g4x Share Prior Average High Low Q
l2.5x $5,179 $1,885 — Price Stat: $23.93 $23.34 $24.25 $13.00 m ,, .. ? ,, .. p fi .. 1Q 5 .. \ 9Ax J ~ 12.7 x $5,277 $1,921 — 28 1 7% 20% 1 5% 1 1 5% 15.4 x 13.0 x $5,374 $36.00 9.0 x 8.1 x 12.8 x 10.7 x 9.5 x 8.8 x $1,956 —— — 15.6 x 13.2 x $5,472 $1,992 30 25% 29% 24% 131% $37.00 9.2 x 8.2 x 13.0 x 10.9 x 9.7 x 8.9 x — 31 30% 33% 28% 138% 34% 37% 32% 146% (J Current CMCSA Multiples (3) 33 38% 41% 36% 154% — 34 42% 46% 40% 162% 1 Current TWC Multiples! 4 ) — 1. Assumes $12.50 per share for Rainbow value. 2. UFCF defined as EBITDA-Capex. 3. Based on CMOS A ‘07/’08 EV/EBITDA multiples of 9.3x/8.2x, ‘07/’08 EV/UFCF multiples of 14.9x /12. 1x, a per subscriber mu/tip/e of $4,681, and a per RGU multiple of $2,288. 4. Based on TWO ‘07/’08 EV/EBITDA multiples of9.7x/8.7x, ‘07/’OS EV/UFCF multiples of 21 .Ox/1 6.5x, a per subscriber multiple of $4,249 and a per RGU multiple of $1,982. lehman brothers i Morgan Stan ley

PRELIMINARY DRAFT News Commentary on Revised Offer —
Trading • “Cablevision shares fell Friday, a sign that investors believe the Dolans aren’t going to increase their offer and that the deal may not be improved” — The Wall Street Journal • “Yesterday’s sweetened offer did not hold much appeal for investors. Shares of Cablevision fell 4.09% yesterday, to $28.39.” — The New York Times • “Investors seemed disappointed, sending shares of Cablevision down 2.7% in midmorning trading Friday” — The New York Times (DealBook) • “The company’s shares fell 2.8% as analysts said the bid was too low for the board to accept” — Reuters • “The shares fell 4.1% after Chairman Charles Dolan and Chief Executive James Dolan said in a statement the bid is the family’s “best and final offer” -Bloomberg Valuation • “Just a year ago, investors believed that as telephone companies entered the video market, the value of all distribution assets would fall. A year later, the perception has shifted so dramatically that investors believe that rival services to cable will materialize slowly at best and that cable is still the best-positioned competitor to both the telephone companies and satellite television” — The New York Times • “So what should outside shareholders make of the latest bid? Not much. The family has added 1 1% to its (hardly knock-out) October offer. Over the same period, shares in sector heavyweight Comcast have risen 17%. According the Sanford Bernstein, the Dolans’ latest bid values Cablevision’s cable assets at a discount to those of Comcast. That is hardly the takeover premium shareholders might expect, especially given Cablevision’s high-quality customer base in the New York area and the potential for the Dolans to sell the business to Time Warner” — The Financial Times Probability of Acceptance • “A number of large Cablevision stockholders reacted negatively to the new offer, indicating they might vote against it if it came to a vote. ‘On a relative basis, the offer is far worse today,’ said John Linehan, a portfolio manager at mutual-fund company T. Rowe Price Group Inc., which holds more than two million Cablevision shares.” — The Wall Street Journal • “The special committee has been right to hold out so far. Shareholders are certainly better off than they would have been if the June 2005 offer (equivalent to $23.50 a share today) had been accepted. But cable valuations keep running away from the Dolans. Given where the sector stands today, the committee should reject the $30 offer now on the table” — The Financial Times lehman brothers 2 Morgan Stan ley

PRELIMINARY DRAFT News Commentary on Revised Offer (cont’d) —
Probability of Acceptance (cont’d)
• “Strong performances by other cablers made the uptick necessary. . . Analysts have differed on whether the sweetened offer would satisfy the Cablevision special committee that is reviewing the buyout offer” - TheDeal.com
• “Analysts have speculated for months that the Dolans would have to bump up their original bid, with most predicting that a new offer would come in at $31 -$32 per share — the upper limit for the family without taking on an equity partner, given debt-covenant restraints. Analysts were split on whether the company will accept the new offer” — Multichannel News
• “The Dolans were widely expected to raise their bid, but some analysts said it wasn’t clear if the new offer would be accepted by a special committee of independent directors on Cablevision’s board” — Associated Press
• “At this price, the sale is not a certainty but the odds are that the deal which values Cablevision customers at a premium over competitors, though at a level that may not reflect the true premium value of the cable systems’ location, will be accepted” — Global Insight Daily Analysis
Other
• “It is amusing to hear the Dolans warn that the uncertainty created by their bid for Cablevision risks harming the company (and that independent directors should make a speedy decision on their latest take-private offer). After all, the controlling shareholders have done their best to keep the US cable operator in flux for two years, with strategic U-turns, family feuds and more than one attempt to buy it on the cheap” — The Financial Times
• “Industry analysts have long speculated that, once taken private, Cablevision would soon be sold on to a larger operator such as Time Warner Inc. or Comcast Corp. But the Dolans said they had no intention of selling and were willing to discuss contractual provisions to that effect” — Reuters
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PRELIMINARY DRAFT Research Commentary on Revised Offer —
Valuation • “We believe what matters is what has happened to cable equities since October 8, 2006. Utilizing our desired time period of relative performance, CVC’s stock price has underperformed its cable peers, despite superior operating performance and the industry’s most valuable assets” - Richard Greenfield, Pali Research • “While some might argue that the Dolans should pay a premium to current per-sub valuations given the characteristics of Cablevision’s footprint, we think the independent committee may view the offer as ‘a bird in the hand’ in light of Verizon’s aggressive expansion into video in Cablevision’s footprint. We continue to believe the likelihood of any counter-bids is low” — Katherine Styponias, Prudential Equity Probability of Acceptance • “On January 5, 2007 we indicated that we viewed it as Virtually impossible’ for the CVC special committee to approve the Dolan family’s offer for CVC, unless the acquisition price was increased to at least $31 -$32. With the Dolan offer revised upwards to only $30, we believe the special committee will reject the Dolan offer next week. The Dolan offer is ‘best and final’ meaning that we now believe CVC will remain a public company for the foreseeable future"- Richard Greenfield, Pali Research • “While we would strongly urge the independent committee to reject this latest offer, this tactic of publicly announcing a new offer with a short time limit is clearly intended to pressure the independent board committee into accepting the Dolans’ latest offer” — Doug Mitchelson, Deutsche Bank • “The Dolan family’s revised ‘best and final’ take-private offer at $30 per share remains no better than market multiples for cable. It is unclear whether the offer will be deemed sufficient” — Craig Moffet, Bernstein Research • “We place a better than even chance that the Special Committee will accept the sweetened bid, even though it still represents a discount to sector trading multiples” -Andrew Baker, Cathay Financial • “We do not expect the Dolan family to increase its offer further (the letter to the board notes that this is its ‘best and final price’), but do believe this would be sufficient for the special committee to approve the offer” — Qaisar Hasan, The Buckingham Research Group • “We place a high probability of acceptance of this new offer for Cablevision by the Board’s Special Committee” — David C. Joyce, Miller Tabak & Co. • “Although our valuation, based on company fundamentals, translates to $31 -$32 per share, we believe the CVC Special Committee is likely to accept the $30 offer” — Thomas W. Eagan, Oppenheimer • “We think the higher cash offer has an increased probability of being accepted by the independent committee” — Katherine Styponias, Prudential Equity lehman brothers 4 Morgan Stan ley

PRELIMINARY DRAFT Research Commentary on Revised Offer (cont’d) —
Other • “We also believe the Dolans are exercising poor corporate governance by publicly stating that they would not sell the company whether they are public or private, given that we believe multiple bidders (particularly Time Warner Cable) would pay (today) in excess of 33% more than the Dolans’ revised $30 offer to take CVC private” - Richard Greenfield, Pali Research • “That the offer is cited to be ‘best and final’ suggests that rumored asset sales to raise cash — including rumored transactions with John Malone and Liberty Media for some or all of Cablevision’s Rainbow Media assets — are probably now off the table. Similarly, we deem it highly unlikely that a competing suitor will emerge” — Craig Moffet, Bernstein Research lehman brothers 5 Morgan Stan ley